SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

           For the fiscal year ended December 31, 1996

                      MILLIPORE CORPORATION
  (Name of issuer of the securities held Pursuant to the Plan)

                          80 Ashby Road
                  Bedford, Massachusetts  01730
           (Address of the principal executive office
                         of the issuer)

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:  /s/Jeffrey D. Gard
                                        Jeffrey D. Gard
                                        Committee for
                                        Administration
                                        of the Millipore
                                        Corporation
                                        Employees' Participation
                                        and Savings Plan



Date:       June 20, 1997

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

         For the Years Ended December 31, 1996 and 1995

         MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                        AND SAVINGS PLAN

    Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                               Page(s)

Report of Independent Accountants                 1


Statements of Net Assets Available for Plan Benefits, with
Fund Information, at December 31, 1996 and 1995   2 - 5


Statement of Changes in Net Assets Available for Plan
Benefits, with Fund Information, for the year ended
December 31, 1996                                 6 - 7


Notes to Financial Statements                     8 - 17


Line 27a - Schedule of Assets Held for Investment Purposes
as of December 31, 1996                           18 - 20

Line 27d - Schedule of Reportable Transactions for the year
ended December 31, 1996                           21


Consent of Independent Accountants                22

                Report of Independent Accountants



To the Trustees of the Millipore Corporation
Employees' Participation and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996.
These financial  statements  are  the  responsibility  of  the   Plan's
management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2)
reportable   transactions  are  presented  for  the  purpose   of
additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act
of  1974.   The Fund Information in the statements of net  assets
available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                   Coopers & Lybrand L.L.P.
May 16, 1997

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1996 and 1995

                              1996
                Millipore    AIM Ltd                  F&G      Investment
                  Stock      Maturity   Balanced      GIC        Co of       Loan
                   Fund        Fund       Fund        Fund      America      Fund
                                                                  Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation,
101,673
shares with a
cost
of $2,483,677   $4,206,737 $    -     $    -      $    -      $    -     $    -

  Plan's
Interest in
Master Trust            -      -       49,596,242      -           -          -
  Other
Investments           -     5,439,244         -    2,759,091   5,596,516  -
  Participant
loan receivable    1,954         111          -        747          690   2,751,378

Contributions
receivable:
Participation
Plan                   -           -    3,532,968  -           -          -
Savings Plan:
Employee
contrib.          50,950       57,500      55,807     58,925     47,267   -
Employer
contrib.          11,359       15,688       13,628     8,884      14,998  -
Dividends
/interestreceiv    32,645      80,905      385,695     10,277    269,756          -

Total assets    $4,303,645  $5,593,448 $53,584,340 $2,837,924  $5,929,227 $2,751,378

Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables   $   56,428  $  22,881  $  100,451  $   59,777  $   67,356 $        -

Net assets
available for
 plan benefits  4,247,217   5,570,567  53,483,889  2,778,147   5,861,871  2,751,378

Total
liabilities and
net assets
available for
plan benefits   $4,303,645  $5,593,448 $53,584,340 $2,837,924  $5,929,227 $2,751,378









  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                           (Continued)
                   December 31, 1996 and 1995

                              1996
                 Invesco     Dodge &    Vanguard      AIM       Warburg
                  Stable       Cox      S&P Index  Constella-    Pincus
                  Value      Balanced     Fund        tion       Int'l       Total
                   Fund        Fund                   Fund       Equity
                                                                  Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation,
101,673
shares with a
cost
of $2,483,677   $    -      $   -       $    -    $   -      $   -       $4,206,737

  Plan's
Interest in
   Master Trust  -           -          -           -           -          49,596,242
  Other
Investments     1,155,197   5,066,649  3,308,890  6,964,359   1,916,376  32,206,322

  Participant
loan receivable       68      11,550          72      1,653        202    2,768,425

Contributions
receivable:
Participation
Plan                    -        -             -         -           -     3,532,968
Savings Plan:
Employee
contrib.           18,803      41,095     53,728     83,500      28,379     495,954

Employer
contrib.            4,037      13,483      10,635    22,794      6,219      121,725
Dividends /
interest
receiv.              9,554        105      39,758    7,003       78,178     913,876


Total assets    $1,187,659  $5,132,882 $3,413,083 $7,079,309  $2,029,354 $93,842,249


Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables   $   19,820  $ 103,081  $   22,848  $   32,602  $   25,552 $   510,796

Net assets
available for
 plan benefits  1,167,839   5,029,801  3,390,235   7,046,707   2,003,802  93,331,453

Total
liabilities and
net assets
available for
plan benefits   $1,187,659  $5,132,882 $3,413,083  $7,079,309  $2,029,354 $93,842,249


  The accompanying notes are an integral part of the financial statements.

                           MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1996 and 1995

                              1995
                Millipore    AIM Ltd                  F&G      Investment
                  Stock      Maturity   Balanced      GIC        Co of       Loan
                   Fund        Fund       Fund        Fund      America      Fund
                                                                  Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation,
87,719
shares with a
cost
of $1,807,599  $3,607,444  $    -     $    -      $    -      $    -     $    -

  Plan's
Interest in
   Master Trust  -           -          44,877,343  -           -          -
  Other
Investments     247,952     6,236,713         -    2,693,618   4,625,106  -
  Participant
loan receivable       -         111          109         -          782   2,608,539

Contributions
receivable:
Participation
Plan                 -           -     3,494,659         -           -          -

Savings Plan:
Employee
contrib.        80,665      74,164     118,693     26,297      47,374     -
Employer
contrib.        10,750      15,206      15,873      8,766       14,865     -

Dividends
/interestreceiv 27,598      29,760     645,173     222         259           -

Total assets    $3,974,409  $6,355,954 $49,151,850 $2,728,903 $4,688,386 $2,608,539


Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables   $    9,124  $  10,630  $    99,789 $   45,052  $  181,708 $        -

Net assets
available for
 plan benefits  3,965,285   6,345,324  49,052,061  2,683,851   4,506,678  2,608,539

Total
liabilities and
net assets
available for
plan benefits   $3,974,409  $6,355,954 $49,151,850 $2,728,903  $4,688,386 $2,608,539










  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                           (Continued)
                   December 31, 1996 and 1995

                              1995
                 Invesco     Dodge &    Vanguard      AIM       Warburg
                  Stable       Cox      S&P Index  Constellat    Pincus
                  Value      Balanced     Fund        ion        Int'l       Total
                   Fund        Fund                   Fund       Equity
                                                                  Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation,
87,719
shares with a
cost
of $1,807,599   $    -      $    -    $      -   $     -     $   -      $3,607,444

  Plan's
Interest in
   Master Trust          -       -           -         -           -          44,877,343
  Other
Investments     1,112,315   3,654,663  1,515,948  4,627,117   1,234,165  25,947,597

  Participant
loan receivable       72           -         72          36          -    2,609,721

Contributions
receivable:
Participation
Plan                   -           -          -    -           -          3,494,659
Savings Plan:
Employee
contrib.           15,658     71,917      94,961   160,859     17,473     708,061
Employer
contrib.            3,731     14,199       7,368   21,836      5,808      118,402
Dividends
/interestreceiv       897        334        108        300         79      704,730

Total assets    $1,132,673  $3,741,113 $1,618,457 $4,810,148 $1,257,525 $82,067,957


Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables   $   38,790  $  39,041  $    28,495 $   29,873  $  22,345  $  504,847

Net assets
available for
 plan benefits  1,093,883   3,702,072  1,589,962   4,780,275   1,235,180  81,563,110

Total
liabilities and
net assets
available for
plan benefits   $1,132,673  $3,741,113 $1,618,457  $4,810,148  $1,257,525 $82,067,957










  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                      WITH FUND INFORMATION
                        December 31, 1996

                              1996
                   Millipore   AIM Ltd                   F&G     Investment
                     Stock     Maturity    Balanced      GIC       Co of       Loan
                      Fund       Fund        Fund        Fund     America      Fund
                                                                    Fund
Investment income:
Dividends on
Millipore
  Corporation
  common stock     $35,562   $     -     $    -       $    -     $     -    $    -

Plan's Interest
 in Master Trust
 Investment income
 (Note D)          -          -          5,119,331    -          -          -
Dividends and
interest           2,099      302,138    -            17,001     349,169    143,566
Net appreciation /
 (depreciation) in
fair value
 of investments    125,276    (40,100)         -            -    559,861          -
Total
investment income  162,937    262,038    5,119,331    117,001    909,030    143,566
Contributions:
Company
contributions:
Participation Plan
                   -          -          3,532,968    -          -          -
Savings Plan       102,998    128,040    118,215      72,798     140,197    -
Employee Savings
Plan
contributions      494,158    402,281     453,055     274,689    630,314         -
Total
contributions      597,156    530,321    4,104,238    347,487    770,511    -

Benefit payments   (176,873)  (842,543)  (4,056,499)  (251,793)  (360,239)  (67,361)

Administrative
expenses           (4,728)    (5,168)    -            (2,504)    (5,294)    -
Loans to
participants, net  (10,297)   33,673     12,366       (7,402)    (5,563)    66,634
Participant
interfund
transfers          (286,263)  (753,078)  (747,608)    (108,493)   46,748          -

Net increase/
(decrease)         281,932    (774,757)  4,431,828    94,296     1,355,193  142,839

Net assets
available
 for plan benefits
at January 1
                   3,965,285  6,345,324  49,052,061   2,683,851  4,506,678  2,608,539

Net assets
available for plan
 benefits at
December 31        $4,247,217 $5,570,567 $53,483,889  $2,778,147 $5,861,871 $2,751,378


  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                WITH FUND INFORMATION (Continued)
                        December 31, 1996

                              1996

                    Invesco    Dodge &     Vanguard      AIM      Warburg
                     Stable      Cox      S&P Index   Constella-   Pincus
                     Value     Balanced      Fund        tion      Int'l       Total
                      Fund       Fund                    Fund      Equity
                                                                    Fund
Investment income:
Dividends on
Millipore
  Corporation
  common stock     $   -     $    -      $    -       $    -    $    -     $35,562

Plan's Interest
 in Master Trust
 Investment income
 (Note D)          -          -          -            -          -          5,119,331
Dividends and
interest           70,853     214,719    65,489       240,615    79,505     1,585,154
Net appreciation /
(depreciation) in
fair value     of
investments             -     415,384     424,061     624,463    75,425      2,184,370
Total
investment income  70,853     630,103    489,550      865,078    154,930    8,924,417
Contributions:
Company
contributions:
Participation Plan
                   -          -          -            -          -          3,532,968
Savings Plan       34,370     130,266    78,927       193,718    58,956     1,058,485
Employee Savings
Plan
contributions      170,169    659,458     419,141     942,434    277,743    4,723,442

Total
contributions      204,539    789,724    498,068      1,136,152  336,699    9,314,895

Benefit payments   (141,167)  (101,036)  (107,087)    (121,957)  (206,314)  (6,432,869)

Administrative
expenses           (5,112)    (4,175)    (2,510)      (6,470)    (2,139)    (38,100)
Loans to
participants, net  (43,255)   (58,879)   (89)         41,227     (28,415)   -
Participant
interfund
transfers          (11,902)   71,992      922,341     352,402    513,861       -


Net increase/
(decrease)         73,956     1,327,729  1,800,273    2,266,432  768,622    11,768,343

Net assets
available
 for plan benefits
at January 1
                   1,093,883  3,702,072  1,589,962    4,780,275  1,235,180  81,563,110

Net assets
available for plan
 benefits at
December 31        $1,167,839 $5,029,801 $3,390,235   $7,046,707 $2,003,802 $93,331,453


  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements


A.   Description of the Plan

     The   Millipore  Corporation  Employees'  Participation  and
     Savings Plan-1994 Restatement (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of
     1974  (ERISA).   The  Plan includes a  profit  participation
     feature (Participation Plan), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with Millipore Corporation (the Company), and a savings plan feature (Savings Plan), which covers only U.S. employees who have one year of continuous service with the
     Company.   The  Plan  is administered by  a  Committee  (the
     Commitee), consisting of at least 5 members, appointed by the Board of Directors of the Company.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

     Under the Savings Plan, participants may make voluntary contributions of up to 15% of their eligible compensation. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants' election, in any of the funds available in the Plan. Participants are permitted to invest in more than one fund and are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal repayments. All interest payments are credited to the participant's account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of, (1) the amount of their total account (excluding the Participation Plan account), (2) the greater of $10,000 or one-half of their total account; or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1-5 years. Each loan shall bear interest at a standard rate established by the Committee. The current interest rate is 5.5 %.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


A.   Description of the Plan (Continued)

     All contributions (both employee and employer), and income earned thereon, under both sections of the Plan, are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned thereon.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned thereon, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in some cases and income earned thereon may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.


B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost which approximates fair value.

     The F&G GIC Fund is a fully benefit-responsive contract fund, which carries no set limitations. The minimum credited interest rates for December 31, 1996 and 1995 are 4.5% and 5.0% respectively. These rates are adjusted annually to reflect the anticipated yields. The average yields for the years ended December 31, 1996 and 1995 are 4.5% and 5.3% respectively. The Invesco Stable Value Fund is a common collective trust GIC Fund (or pooled GIC Fund) which has been valued by the Fund's investment advisor, in the absence of a readily ascertainable market value, based on the best information available as of the end of the period. Such valuation has been approved by the Committee. Investments in insurance contracts are valued at their contract value, which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on  average  cost. The  Plan presents in the statement of
     changes in net assets available   for   plan   benefits   the
     net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


B.   Summary of Significant Accounting Policies (Continued)

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, money market funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for plan benefits, and the statement of changes in net assets available for plan benefits.

     Dividend and Interest Income

     Dividend  income  is  recorded  on  the  ex-dividend   date.
     Interest income is recorded as earned on an accrual basis.

     Contributions

     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Reclassifications

     Certain reclassifications have been made to prior years' financial statements to conform with the 1996 presentation.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



C.   Investment Programs

     The Plan's assets are invested among ten investment funds and a loan fund. Five of these investment funds were new as of April 1995. All of the investment funds available to employees have been approved by the Trustees of the Plan. Employees are allowed to invest in all ten investment funds and may invest in more than one fund. Upon enrollment in the Plan, a participant may direct employee contributions and matching company contributions, as well as change their investment options monthly. All Company contributions to the Participation Plan are invested in the Balanced Fund. The mix of investments within the Balanced Fund is determined by the Trustees of the Plan. Income earned by each investment fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned thereon. The investment funds available to employees are as follows:


     Millipore Common Stock Fund:

     This  fund's  investments  consist  primarily  of  Millipore
     Common Stock.


     AIM LTD Maturity Fund:

     This fund invests exclusively in U.S. Treasury Securities. The Fund's investment strategy is designed to provide a high level of principal protection.

     Balanced Fund:

     Investments of this fund include money market funds, and mutual funds and are intended to provide a mixture of capital growth and income.


     F&G GIC Fund:

     Investments of this fund include a guaranteed insurance contract with a fixed rate of interest which is determined annually.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Investment Co. of America:

     This fund seeks long term growth of capital and income.
     The fund invests primarily in common stocks but may also invest in high-quality convertibles and debt securities.

     Invesco Stable Value Fund:

     This fund seeks stability of principal and consistent income through an actively managed pool of investment contracts.

     Dodge & Cox Balanced Fund:

     This fund seeks regular income, conservation of principal and long-term growth. The fund invests in a diversified portfolio common stocks, preferred stocks and bonds.

     Vanguard S&P Index Fund:

     This fund invests primarily in stocks and seeks to match the
     investment  performance    of  the  Standard  &  Poor's  500
     Composite Stock Price Index, an index emphasizing      large
     company stocks.

     AIM Constellation Fund:

     This fund seeks capital appreciation. The fund invests in small and medium size emerging growth companies.

     Warburg Pincus International Equity Fund:

     This fund seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the U.S.

     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the  Plan  on  loans  to participants  is  credited  to  the
     borrower's   account  in  the  investment  fund   to   which
     repayments are allocated.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Significant Investments

     The  following table presents investments that  represent  5 percent or more of the Plan's total net assets as of December 31, 1996 and 1995.


                                   1996        1995

Balanced Fund Investments          $49,596,242 $44,877,343

AIM Equity FDS Constellation        6,962,500   4,588,383

Investment Co. America              5,583,904   4,603,890

AIM Ltd. Maturity Treasury Shares
                                   5,396,480    6,216,189

Dodge & Cox Balanced                5,055,168         -



     Participant and Non-Participant Directed Investment Programs

     In September of 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, which is an interpretation of paragraph 3.23k of the Audit and Accounting Guide - "Audits of Employee Benefit Plans" ("the Guide"). The Bulletin is effective for plan years beginning after December 15, 1993 . If an investment fund option contains both participant-directed and nonparticipant-directed investments, the participant-directed and nonparticipant-directed portions should be disclosed separately. All fund options are participant-directed except for the Balanced Fund. The following is a schedule of the Balanced Fund's statements of net assets available for plan benefits and statement of changes in net assets.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)

                        December 31, 1996           December 31, 1995
               Participant Nonparticip              Participant Nonparticip
Balanced Fund   Directed    Directed      Total      Directed     Directed       Total
Assets
Other
Investments    $5,455,587  $44,140,655 $49,596,242 $5,385,281  $39,492,062  $44,877,343

Loan
repayment
receiv.                -          -            -          109           -           109

Contribution
Receivable:
Participation
Plan                 -     3,532,968   3,532,968          -     3,494,659    3,494,659
Savings Plan:
 Employee
contribution   55,807            -     55,807       118,693          -       118,693
 Employer
contribution   13,628            -      13,628      15,873           -       15,873
Dividend /
interest
receiv         42,427      343,268     385,695      77,421      567,752      645,173
 Total Assets  $5,567,449  $48,016,891 $53,584,340  $5,597,377 $43,554,473  $49,151,850


Liabilities &
Net Assets
Available for
Plan Benefits
Fund payables  $  11,050   $   89,401  $   100,451  $    11,975 $    87,814  $     99,789

Net assets
available for
 plan
benefits       5,556,399   47,927,490  53,483,889   5,585,402   43,466,659   49,052,061

Total
liabilities &
net assets
available for
plan benefits  $5,567,449  $48,016,891 $53,584.340  $5,597,377  $43,554,473  $49,151,850

                              December 31, 1996
                              Participant     Non-
Balanced Fund                  Directed    participant     Total
                                            Directed

Investment Income              $551,581   $4,567,750    $5,119,331

Company contributions:
 Participation plan                  -    3,532,968     3,532,968
 Savings plan                  118,215           -      118,215
Employee savings plan
 contributions                 453,055           -      453,055

Benefit Payments               (416,612)  (3,639,887)   (4,056,499)
Loans to participants, net      12,366           -       12,366
Participant
interfund transfers           (747,608)           -     (747,608)

Net (decrease) / increase      (29,003)   4,460,831     4,431,828

Net   assets  available  for
plan benefits at Jan. 1       5,585,402   43,466,659    49,052,061

Net   assets  available  for
plan benefits at Dec. 31      $5,556,399  $47,927,490   $53,483,889

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


D.   Interest in Master Trust


     A portion of the assets of the Plan and the assets of the Retirement Plan are commingled and jointly invested in the Balanced Fund. The Plan's share of the investments of the Balanced Fund consists of contributions, net of benefits paid, and a pro rata share of income earned of approximately 86.7% and 86.0% of the Fund's investments at December 31, 1996 and 1995 respectively.


                                   1996             1995
                                Fair Value       Fair Value
     Money Market Funds        $  134,305        $29,470,065
     Mutual Funds              57,070,126         22,712,920
     Total Investments         $57,204,431       $52,182,985
     Portion attributable to   $49,596,242       $44,877,343
     the Plan


     Income earned on commingled investments of the Balanced Fund
     for the   year ended December 31, 1996 is as follows:

     Interest and dividends        $4,245,513

     Net appreciation of
     investments                   1,713,108

     Expenses                        (50,852)

     Total net investment income   $5,907,769

     Portion attributable to the   $5,119,331
     Plan



     Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their pro rata share.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)





E. Reconciliation of Financial Statements to Form 5500


   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          1996         1995
   Net assets available for plan benefits
   per the financial statements         $93,331,453 $81,563,110
   Amounts allocated to withdrawing
   participants                         (891,560)   (1,142,676)
   Net Assets available for benefits per
   the Form 5500                        $92,439,893 $80,420,434


   The following is a reconciliation of benefit payments per the statement of changes in net assets available for plan ben efits to the Form 5500 for the year ended December 31, 1996:
                                                      1996
   Benefit payments per the statement of changes
          in net assets available for plan benefits $6,432,869
         Add:  Amounts allocated to withdrawing
          participants at December 31, 1996            891,560
        Less:  Amounts allocated to withdrawing
          participants at December 31, 1995        (1,142,676)
   Benefits paid to participants per the Form 5500  $6,181,753


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

F.   General Termination Condition

     While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.


G.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes as of
                        December 31, 1996


                                                       Fair
Security Description      Units          Cost         Value

MILLIPORE      COMMON
STOCK FUND
Common Stock:
     Millipore  Corp.
**                       101,673    $   2,483,677  $  4,206,720
   Total Common Stock                  2,483,677      4,206,720
Money Market:
Provident     Instit.
FDS/Tempfund                  17            17             17
   Total Money Market                        17           17
Participant       loan
receivable                     -             -     1,954
TOTAL            FUND
INVESTMENTS                         $  2,483,694   $4,208,691

AIM LTD MATURITY FUND
Money Market:
Provident     Instit.
FDS/Tempfund           42,764       $42,764        $  42,764
   Total Money Market                  42,764         42,764
Mutual Fund:
AIM   Ltd.   Maturity
Treas. Shares          538,034       5,407,883     5,396,480
    Total Mutual Fund                5,407,883     5,396,480
Participant       loan
receivable             -                     -            111
TOTAL            FUND
INVESTMENTS                         $5,450,647     $5,439,355


INTEREST  IN   MASTER
TRUST                  -            $52,567,889    $49,596,242


F&G GIC FUND
Money Market:
Provident     Instit.
FDS/Tempfund           13,294       $13,294        $  13,294
Total Money Market                     13,294         13,294
Insurance Contract:
Fidelity  &  Guaranty
Life Ins. Co.          2,745,797    2,745,797      2,745,797
Total       Insurance
Contract                             2,745,797     2,745,797
Participant      loan
receivable             -                     -     747
TOTAL            FUND
INVESTMENTS                         $2,759,091     $ 2,759,838

INVESTMENT   CO.   OF
AMERICA
Money Market:
Provident     Instit.
FDS/Tempfund           12,612       $12,612        $  12,612
Total Money Market                     12,612
                                                   12,612
Mutual Fund:
Investment        Co.
America                230,454      4,320,717      5,583,904
Total Mutual Fund                    4,320,717     5,583,904
Participant      loan
receivable             -                     -           690
TOTAL            FUND
INVESTMENTS                         $4,333,329     $5,597,206

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1996 (continued)

                                                       Fair
Security Description      Units          Cost         Value

INVESCO STABLE  VALUE
FUND
Money Market:
Provident     Instit.
FDS/Tempfund           13,136        $  13,136     $  13,136
Total Money Market                      13,136        13,136
Insurance Contract:
Invesco Stable  Asset
Value                  1,142,061     1,142,061     1,142,061
Total       Insurance
Contract                             1,142,061    1,142,061

Participant      loan
receivable             -                      -         68
TOTAL            FUND
INVESTMENTS                          $1,155,197    $1,155,265

DODGE  & COX BALANCED
FUND
Money Market:
Provident     Instit.
FDS/Tempfund           11,481        $  11,481     $    11,481
Total Money Market                      11,481        11,481
Mutual Fund:
Dodge  & Cox Balanced
Fund                   84,506        4,369,498     5,055,168

Total Mutual Fund                    4,369,498     5,055,168
Participant      loan  -                     -        11,550
receivable
TOTAL            FUND
INVESTMENTS                          $4,380,979    $5,078,199

VANGUARD  S&P   INDEX
FUND
Money Market:
Provident     Instit.
FDS/Tempfund           4              $      4      $   4
Total Money Market                           4             4
Mutual Fund:
Vanguard Index  TR500
Portfolio              47,844        2,693,788     3,308,886
Total Mutual Fund                    2,693,788     3,308,886
Participant      loan
receivable             -                      -            72
TOTAL            FUND
INVESTMENTS                          $2,693,792    $3,308,962

AIM     CONSTELLATION
FUND
Money Market:
Provident     Instit.
FDS/Tempfund           1,859          $  1,859      $   1,859
Total Money Market                       1,859         1,859

Mutual Fund:
AIM     Equity    FDS
Constellation          275,633       6,067,004     6,962,500

Total Mutual Fund                    6,067,004     6,962,500
Participant      loan
receivable             -                      -    1,653

TOTAL            FUND
INVESTMENTS                          $6,068,863    $6,966,012

WARBURG PINCUS FUND
Money Market:
Provident     Instit.
FDS/Tempfund           2,065          $  2,065      $   2,065
Total Money Market                       2,065         2,065
Mutual Fund:
Warburg Pincus Equity
                       91,858        1,773,275     1,914,311
Total Mutual Fund                    1,773,275     1,914,311
Participant      loan
receivable             -                        -         202
TOTAL            FUND
INVESTMENTS                          $1,775,340    $1,916,578

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1996 (continued)

                                                       Fair
Security Description      Units          Cost         Value


LOAN FUND
Participant     Loans
(Int  rate  of  5.5%)
**                     -              $      -     $2,751,378


TOTAL            FUND
INVESTMENTS                           $      -     $2,751,378

TOTAL INVESTMENTS                    $83,668,821   $88,777,726



**Parties-in-interest

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

         Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1996


When the assets of two or more plans are maintained in one trust
(Master Trust), such as the Balanced Fund, which holds assets for both the Savings and Participation Plan and Retirement Plan, the value of plan assets held in the Master Trust are subtracted from the current value of all plan assets at the beginning of the plan year in determining the 5% limitation. The following securities were traded during the year ended December 31, 1996 in series of transactions that were in excess of 5% of the Participation Plan total assets excluding the assets of the Balanced Fund at January 1, 1996.

                  Number of   Purchase  Number     Sales    Historical   Realized
Description   of  Purchases    Price      of     Proceeds      Cost      Net Gain
Asset                                   Sales                            /(Loss)

Series of transactions:
Provident Inst.      330     $9,734,419  241    $10,027,097 $19,761,516  $    -
AIM Equity FDS        12     2,248,965    4      448,561    2,642,879      54,647

               CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Millipore Corporation on Form S-8 (File No. 2-85698) of our report dated May 16, 1997 on our audit of the financial statements of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1996 and 1995, and for the year ended December 31, 1996 which report is included in this Annual Report on Form 11-K.


                                        Coopers & Lybrand L.L.P.

Boston, Massachusetts
June 23, 1997